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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

LandAmerica Financial Group, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

514936103
(CUSIP Number)

June 14, 2007
(Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 514936103	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Old Lane Hedge Fund GP, LLC 56-2554705
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 919,600
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 919,600
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 919,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.38%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 514936103	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Old Lane Partners, LP 86-1153485
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 919,600
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 919,600
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 919,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.38%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 514936103	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Old Lane, LP 33-1117275
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 919,600
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 919,600
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 919,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.38
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 514936103	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Old Lane Partners GP, LLC 86-1153482
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 919,600
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 919,600
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 919,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.38
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 514936103	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Old Lane Holdings, LP 86-1153481
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 919,600
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 919,600
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 919,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.38
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 514936103	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Old Lane Holdings GP, LLC 56-2584526
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 919,600
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 919,600
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 919,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.38
12	TYPE OF REPORTING PERSON* OO

Item 1(a). Name of Issuer:

LandAmerica Financial Group, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

5600 Cox Road, Glen Allen, Virginia 23060

Item 2(a). Name of Person Filing:

See Item 2(b) below.

Item 2(b). Address of Principal Business Office or, if None, Residence:

(1)	Old Lane Hedge Fund GP, LLC 500 Park Avenue, 2nd Floor New York, New York 10022

(2)	Old Lane Partners, LP 500 Park Avenue, 2nd Floor New York, New York 10022

(3)	Old Lane, LP 500 Park Avenue, 2nd Floor New York, New York 10022

(4)	Old Lane Partners GP, LLC 500 Park Avenue, 2nd Floor New York, New York 10022

(5)	Old Lane Holdings, LP 500 Park Avenue, 2nd Floor New York, New York 10022

(6)	Old Lane Holdings GP, LLC 500 Park Avenue, 2nd Floor New York, New York 10022

Item 2(c). Citizenship:

See Item 4 on Cover Pages to this Schedule 13G.

Item 2(d). Title of Class of Securities:

Common Stock, No Par Value

Item 2(e). CUSIP Number:

514936103

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d -1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d -1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d -1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d -1(b)(1)(ii)(J).

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned:

See Item 9 on Cover Pages to this Schedule 13G.

Old Lane Partners, LP may be deemed to indirectly beneficially own 919,600 shares of the reported securities by virtue of its direct interest in Old Lane Hedge Fund GP LLC.

Old Lane, LP may be deemed to have beneficial ownership of the 919,600 shares of the reported securities indirectly beneficially owned by Old Lane Hedge Fund GP, LLC.

Old Lane Partners GP, LLC and Old Lane Holdings, LP may each be deemed to indirectly beneficially own 919,600 shares of the reported securities by virtue of their direct interest in Old Lane Partners, LP.

Old Lane Holdings GP, LLC may be deemed to indirectly beneficially own 919,600 shares of the reported securities by virtue of its direct interest in Old Lane Holdings, LP.

Each of Old Lane Hedge Fund GP, LLC, Old Lane Partners, LP, Old Lane, LP, Old Lane Partners GP, LLC, Old Lane Holdings, LP and Old Lane Holdings GP, LLC disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests in them.

(b)	Percent of class:

See Item 11 on Cover Pages to this Schedule 13G.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 on Cover Pages to this Schedule 13G.

(ii)	Shared power to vote or to direct the vote:

See Item 6 on Cover Pages to this Schedule 13G.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 on Cover Pages to this Schedule 13G.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 on Cover Pages to this Schedule 13G.

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       June 14, 2007

OLD LANE HEDGE FUND GP, LLC

/s/ Jonathan Barton

By:	Name: Jonathan Barton Title: Managing Director

OLD LANE PARTNERS, LP

By: Old Lane Partners GP, LLC, its general partner

/s/ Jonathan Barton

By:	Name: Jonathan Barton Title: Managing Director

OLD LANE, LP

/s/ Jonathan Barton

By:	Name: Jonathan Barton Title: Managing Director

OLD LANE PARTNERS GP, LLC

/s/ Jonathan Barton

By:	Name: Jonathan Barton Title: Managing Director

OLD LANE HOLDINGS, LP

By: Old Lane Holdings, GP, LLC, its general partner

/s/ Jonathan Barton

By:	Name: Jonathan Barton Title: Managing Director

OLD LANE HOLDINGS GP, LLC

/s/ John Havens

By:	Name: John Havens Title: Managing Director

EXHIBIT 1

Joint Filing Agreement

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock, no par value, of LandAmerica Financial Group, Inc., a Virginia corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this June 14, 2007.

OLD LANE HEDGE FUND GP, LLC

/s/ Jonathan Barton

By:	Name: Jonathan Barton Title: Managing Director

OLD LANE PARTNERS, LP

By: Old Lane Partners GP, LLC, its general partner

/s/ Jonathan Barton

By:	Name: Jonathan Barton Title: Managing Director

OLD LANE, LP

/s/ Jonathan Barton

By:	Name: Jonathan Barton Title: Managing Director

OLD LANE PARTNERS GP, LLC

/s/ Jonathan Barton

By:	Name: Jonathan Barton Title: Managing Director

OLD LANE HOLDINGS, LP

By: Old Lane Holdings, GP, LLC, its general partner

/s/ John Havens

By:	Name: John Havens Title: Managing Director

12 of 13

OLD LANE HOLDINGS GP, LLC

/s/ John Havens

By:	Name: John Havens Title: Managing Director